Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: April 19, 2018

IMPORTANT INFORMATION

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New N.V.”), New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.

New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com.

This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.  Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, ‘anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

On April 19, 2018, Unilever N.V. sent the following information in an email to a member of the press:

1.              The Remuneration policy can be found in the annual report: https://www.unilever.com/Images/unilever-annual-report-and-accounts-2017_tcm244-516456_en.pdf

A summary of the key elements starts on page 47 and 48.

Our reaction to these questions is as follows:

•                  The new remuneration policy is simpler, longer term and requires greater personal commitment through share ownership to drive reward.

•                  Over the last decade Unilever has built a strong performance culture with the Unilever Sustainable Living Plan (USLP) at its heart. Our people have a track record of delivering consistent top and bottom line growth. We want all of them to feel and act like owners of the business.

•                  The approach is something we’ve already rolled out to top 3000 executives in the company. It has been fully welcomed as best practice.

•                  This latest development extends that to our executive directors.

•                  There has been full shareholder consultation on our remuneration policy and all is fully disclosed (page 47 of ARA)

With regard to the executive directors:

•                  Target total pay is closely aligned to the previous structure

•                  The same levels of total pay can only be earned over a longer performance period

•                  The same levels of total pay require much greater personal investment in Unilever shares.

•                  We have put safeguards in place to prevent higher levels of pay than before, unless they are fully justified by outstanding business performance.

2.              In respect of the comments made in the media with regard to shareholder support for a headquarters in the Netherlands, the following:

We do not believe these reports reflect the views of Unilever shareholders at large, with whom we have engaged extensively. In those discussions shareholders have confirmed their support for our proposal, recognising that it offers the best means to drive long-term performance and value. There is a small group of shareholders whose holding may be directly affected by our proposal and we will continue to engage with them. We remain highly confident of achieving the required level of shareholder support at a vote scheduled for Q3 this year

In an article from Reuters this morning Graeme Pitkethly specifically mentions this and is frequently quoted:

Unilever confident shareholders will agree to go Dutch

Martinne Geller

https://uk.reuters.com/article/uk-unilever-nv-results-structure/unilever-confident-shareholders-will-agree-to-go-dutch-idUKKBN1HQ15X?il=0

LONDON (Reuters) - Unilever (ULVR.L)(UNc.AS) believes shareholders will support it moving its primary headquarters to the Netherlands, even though there is some reticence among investors who may be forced to sell their shares.

The Anglo-Dutch consumer goods group announced last month that it had picked Rotterdam over London for its main home base after collapsing its dual-headed structure, seen as a blow to the British government a year before Brexit.

“Yes, there are one or two investors who are negatively impacted, but all of the investors we’ve seen — and it’s a tremendous broad sweep of our investors — support the board’s decision,” Chief Financial Officer Graeme Pitkethly told Reuters on Thursday, following release of Unilever’s first-quarter sales figures.

“We’re very confident that we’ll get through this process,” he added.

Shareholders will vote on the move later this year. The company needs approval from 75 percent of its UK shareholder base and 50 percent of the Dutch base to move forward with the plan, which is aimed at simplifying its structure, and making it easier to issue equity and execute large-scale M&A.

Last month, UK investor Columbia Threadneedle raised concerns about the move, which could affect Unilever’s inclusion in London’s blue-chip FTSE 100 index .FTSE.

Other big shareholders share their concerns. The Financial Times on Wednesday reported that four were “extremely worried” about the proposal, and that Unilever has quietly set up meetings with UK investors to convince them of its merits.

“All shareholder discussions are quiet because they’re private discussions,” Pitkethly told Reuters. “We have had an open door to all of our shareholders, we’ve engaged extremely widely.”

Unilever says it will maintain a “premium listing” on the London Stock Exchange, and is in discussions about maintaining its part in the FTSE.

“We continue a dialogue with the FTSE,” Pitkethly said, noting the dialogue has been “very interesting” so far. “We would be delighted to be included in all the indices, obviously. That would be a fantastic outcome for us but it’s not in our gift.”

3.              Regarding the listing after Simplification I already indicated in our discussion that we are in discussion with the most important index providers about the impact of Simplification on our presence on the most important indices: We’ll maintain a premium listing on the LSE and we think that’s important to allow UK shareholders to continue to invest in Unilever. (You will find quotes from Graeme Pitkethly in the above article.)

4.              We furthermore spoke about the total shareholder return. On page 73 of the annual report you will find the historical total shareholder return for the last 9 years. Divided into NV, PLC in FTSE 100 and AEX.